Dynamic Alternatives Fund

(the “Fund”)

Supplement dated June 2, 2023
to the Prospectus effective February 10, 2023

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Effective immediately, the disclosure under “Calculation of New Asset Value; Valuation” beginning on page 47 of the Prospectus is amended and restated as follows:

CALCULATION OF NET ASSET VALUE; VALUATION

The Fund will calculate the NAV of Shares of the Fund as of the close of business on the last business day of each month (each, a “Valuation Date”). The NAV of the Fund will equal, unless otherwise noted, the value of the total assets less all of the liabilities, including accrued fees and expenses, each determined as of the relevant Valuation Date. Due to the nature of the securities held in the Fund’s portfolio, in particular Portfolio Funds, the information necessary to calculate the NAV will generally not be available until several weeks after month end. While the NAV per Share is calculated as of the last business day of each month, the calculation is determined within 30 calendar days after each Valuation Date and at such other times as the Fund’s Board may determine (each such date, a “Determination Date”).

Shares will be sold at a public offering price equal to the NAV as of the most recently completed calendar month end. Subscriptions for shares must be received by the Fund at least ten (10) business days prior to the date on which the subscription is to take effect or such other closing date determined by the Board. Investors whose subscriptions for Shares are accepted as of a particular subscription date will become shareholders of the Fund effective as of the applicable subscription date, generally the first business day of each month. While a shareholder will not know the NAV applicable to a purchase of shares on the effective date of the share purchase, the NAV applicable to such purchase of shares will be available on the next Determination Date within approximately 30 calendar days after the effective date of the investor’s subscription for shares, at which time the number of Shares based on that NAV and each shareholder’s purchase will be determined and shares will be credited to the shareholder’s account.

The Board has approved valuation procedures for the Fund (the “Valuation Procedures”). Consistent with Rule 2a-5 under the 1940 Act, the Fund and the Adviser have adopted procedures wherein the Adviser, serving as the Fund’s Valuation Designee
(as defined in Rule 2a-5), determines the fair value of Fund investments whose market prices are not “readily available” or are deemed to be unreliable. The Adviser uses its Valuation Committee to fulfill its obligations as Valuation Designee. Among other things, the Valuation Committee oversees the implementation of the Valuation Procedures and may consult with representatives from the Fund’s outside legal counsel, the Administrator or other third-party consultants in their discussions and deliberations. The valuation of the Fund’s investments is performed in accordance with Financial Accounting Standards Board’s Accounting Standards Codification 820 — Fair Value Measurements and Disclosures.

Fund investments traded on a securities exchange for which a last-quoted sales price is readily available will be valued at the last sales price as reported by the primary exchange on which the securities are listed. Securities listed on the Nasdaq National Market System (“Nasdaq”) will be valued at the Nasdaq Official Closing Price, which may differ from the last sales price reported. Fixed income securities are priced at current market prices supplied by an independent pricing service. For Fund investments, including Portfolio Funds, which are not publicly traded or for which market prices are not readily available (unquoted investments), the fair value is determined in good faith by the Valuation Committee.

For Portfolio Funds, fair value of these investments ordinarily will be the value determined as of the end of the fiscal period by the Portfolio Fund Managers or third-party administrators of such Portfolio Funds in accordance with the Portfolio Funds’ valuation policies. Fair value of the Fund’s interest in a Portfolio Fund will represent the amount that the Fund could reasonably expect to receive from the Portfolio Fund if the Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.

In the event that a Portfolio Fund does not report a value to the Fund on a timely basis after the end of a month (i.e., within 30 days after the last business day of such month), the Valuation Designee will determine the Portfolio Fund’s valuation based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available to the Valuation Designee at that time to determine the value of the Portfolio Fund for purposes of calculating the monthly NAV on the Determination Date. Among other information, the Valuation Designee may consider any cash flows since the reference date of the last NAV reported by the Portfolio Fund Manager by (i) adding the nominal amount of the investment related capital calls; and (ii) deducting the nominal amount of investment related distributions from the last NAV reported by the Portfolio Fund Manager. The Valuation Designee will, when possible,

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undertake to enter into side letters in connection with investments in Portfolio Funds permitting the Fund to obtain information on a Portfolio Fund’s underlying holdings to facilitate fair value determinations where needed.

In addition to tracking the NAV plus related cash flows of such Portfolio Funds, the Valuation Committee also intends to track relevant broad-based and issuer (or fund) specific valuation information relating to the assets held by each Portfolio Fund that is reasonably available at the time the Fund values its investments. The Valuation Committee will consider such information and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager does not represent the fair value of a particular asset held by a Portfolio Fund. If the Valuation Committee concludes in good faith that the latest NAV reported by a Portfolio Fund Manager does not represent fair value (e.g., there is more current information regarding a portfolio asset which significantly changes its fair value), the Valuation Committee will make a corresponding adjustment to reflect the current fair value of such asset within such Portfolio Fund. In determining the fair value of assets held by Portfolio Funds, the Valuation Committee applies valuation methodologies as outlined above.

In determining the fair values of fixed income securities or equity securities (other than Portfolio Funds) for which market prices are not readily available, the Valuation Committee will typically apply widely recognized market and income valuation methodologies including, but not limited to, earnings and multiple analysis, discounted cash flow method, matrix pricing for fixed income securities and third-party valuations. In determining the fair value of a fixed income security, matrix pricing takes into consideration recent transactions, yield, liquidity, risk, credit quality, rating, coupon, maturity and type of issue, and any other factors relevant for the security being priced and for other securities with similar characteristics. In order to determine a fair value, these methods are applied to the latest information provided to the Valuation Committee.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair values of Fund investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

Determining fair value involves subjective judgments, and it is possible that the fair value determined by the Valuation Committee for an investment may differ materially from the value that could be realized upon the ultimate sale of the investment. There is no single standard for determining fair value of an investment. Rather, in determining the fair value of an investment for which there are no readily available market quotations, the Valuation Committee may consider pre-acquisition and annual financial reporting summaries from a Portfolio Fund, comparable company factors, including fundamental analytical data relating to the investment, the nature and duration of any restriction on the disposition of the investment, the cost of the investment at the date of purchase, the liquidity of the market for the investment, the price of such investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the investment to be valued in recent verifiable transactions. Fair value prices are estimates, and there is no assurance that such a price will be at or close to the price at which the investment is next quoted or next trades.

Notwithstanding the above, Portfolio Fund Managers may adopt a variety of valuation bases and provide differing levels of information concerning Portfolio Funds and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. None of the Valuation Committee, the Adviser or the Board will be able to confirm independently the accuracy of valuations provided by the Portfolio Fund Managers (which are generally unaudited).

The Adviser may in the future act as investment adviser to other clients that invest in securities for which no public market price exists. Valuation determinations by the Adviser for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Management Fee, are accrued on a monthly basis on the Valuation Date and taken into account for the purpose of determining the Fund’s NAV.

The Fund will offer shares of the Fund, pay repurchase proceeds, and calculate management fees on the basis of the NAV determined on the Determination Date using the best information available relating to Valuation Date values. In the event a Portfolio Fund subsequently corrects, revises or adjusts a valuation after the Determination Date, the Fund will generally not make any retroactive adjustment to its NAV, or to any amounts paid based on such NAV, to reflect a revised valuation. If, after the Fund pays repurchase proceeds, one or more of the valuations used to determine the NAV on which the repurchase payment is based are revised, the repurchasing Shareholders (if the valuations are revised upward) or the remaining Shareholders (if the valuations are revised downwards) will bear the risk of such revisions.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV and the Fund if the judgments of the Valuation Committee, the Adviser or the Board regarding appropriate

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valuations should prove incorrect.

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You should read this Supplement in conjunction with the Fund’s Prospectus dated February 10, 2023. This Supplement provides information that you should know about the Fund before investing and has been filed with the Securities and Exchange Commission. This Supplement is available upon request and without charge by calling the Fund toll-free at 1-833-617-2624.

Please retain this Supplement for future reference.

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